PROSPECTUS SUPPLEMENT NO. 2
to Prospectus
effective by operation of law on November 7, 2014
(Registration No. 333-194326)

PROSPECTUS

Indoor Harvest, Corp.
2,467,003 Shares of Common Stock

Selling shareholders are offering up to 2,467,003 shares of common stock.  The selling shareholders will offer their shares at $0.50 per share until our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification, thereafter at prevailing market prices or privately negotiated prices. The net proceeds that will be received by the selling shareholders on an aggregate basis are $1,233,502, assuming all shares are sold at $.50 per share.  We will not receive any proceeds from the sale of shares from the selling shareholders.

There are no underwriting commissions involved in this offering. We have agreed to pay all the costs of this offering. Selling shareholders will pay no offering expenses.

Prior to this offering, there has been no market for our securities. Our common stock is not now listed on any national securities exchange or the NASDAQ stock market, and is not eligible to trade on the OTC Bulletin Board.  There is no guarantee that our securities will ever trade on the OTC Bulletin Board or on any listed exchange.

We are an "emerging growth company" as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment.  See "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2014 as amended on November 25, 2014 and December 23, 2014

This Prospectus Supplement includes our Report on Form 8-K filed by us with the Securities and Exchange Commission on December 22, 2014.

Explanatory Note

Set forth below is our Report on Form 8-K with the Securities and Exchange Commission on December 22, 2014.  The Agreement which was filed with this Report on Form 8-K is incorporated herein by reference and may be found on the SEC EDGAR system at:  https://www.sec.gov/Archives/edgar/data/1572565/000155724014000790/ex-10.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 18, 2014

INDOOR HARVEST CORP.
(Exact name of registrant as specified in its charter)

Texas	333-194326	45-5577364
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5300 East Freeway Suite A Houston, Texas	77020
(Address of Principal Executive Offices)	(Zip Code)

713-410-7903
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement.

A Cannabis Production Pilot Agreement ("Agreement") was entered into as of the 18th day of December 2014 by and between Indoor Harvest Corp. ("Indoor Harvest"), a Texas Corporation, and Tweed Marijuana Inc. ("Tweed"), a Canadian company.
Tweed Marijuana Inc. is a TSX Venture Exchange listed company. Its wholly owned subsidiaries Tweed Inc. and Tweed Farms Inc. (formerly Prime1 Construction Services Corp.) are licensed producers of medical cannabis in Canada. The principal activities of Tweed are the production and sale of cannabis through its wholly owned subsidiaries out of Tweed Inc.'s facility in Smiths Falls, Ontario and Tweed Farms Inc.'s facility in Niagara-on-the-Lake, Ontario as regulated by the Marihuana for Medical Purposes Regulations.
Set forth below is a brief description of the terms and conditions of the Agreement that are material to Indoor Harvest:
The Pilot Project will test the production of Cannabis using an aeroponic system designed by Indoor Harvest. The Pilot Project will make a record of the growth rate, phytocannabinoid production, water usage, fertilizer usage and labor using the aeroponic system(s) provided by Indoor Harvest. The recorded data from the Pilot Project will be compared to Tweed's existing production methods. At the conclusion of the Pilot Project, upon review of the data, Tweed and Indoor Harvest shall jointly secure intellectual property rights for the resulting aeroponic system(s) (at each Party's discretion as to whether they wish to participate in intellectual property filings) and Indoor Harvest will be provided manufacturing rights.
The Pilot Project is broken into two separate phases, as follows:
•
During Phase One, tests will be conducted using equipment initially provided by Indoor Harvest. The purpose of Phase One is to test the initial design and evaluate the root mass development of various strains of Cannabis chosen by Tweed.

•
Upon completion of Phase One, Tweed, based on the results of Phase One, will have the option to request Design Build services to be provided by Indoor Harvest. Indoor Harvest will provide these services free of charge. Indoor Harvest will provide projected costs associated with the manufacture and installation of the new aeroponic designs. Tweed will then have the option to purchase equipment from Indoor Harvest based on these projected costs. There is no obligation to purchase equipment under the Agreement.

Indoor Harvest will be responsible for providing all the equipment related to the aeroponic system being tested, to include a temporary partitioned testing lab structure to be used within Tweed's existing facilities and the cost associated with delivery and installation of the aeroponic system and testing lab, including design changes and subsequent changes based on feedback from Phase One testing.
Tweed will be responsible for providing adequate space in a Controlled Environment for testing purposes to include water service, local area drain and electrical service. Tweed will also provide the personnel and labor to operate and maintain the equipment provided by Indoor Harvest. Tweed will make a reasonable effort to provide Indoor Harvest with weekly updates to include photographs of the plants being grown and their root development as well as all associated data required under the Agreement.
The Pilot Project shall be conducted for a period (the "Pilot Period") commencing on the date of this Agreement (the "Commencement Date") and ending (the "Termination Date") upon the earlier of (a) the parties' mutual determination that the Pilot Criteria has been satisfied or (b) one year after the Commencement Date.  This agreement can be extended if both parties mutually agree in writing.
Upon completion of the Pilot Project, Indoor Harvest and Tweed will jointly apply for patents ("New IP") on the technology developed under the Pilot Agreement. Tweed will be provided exclusive rights to cultivate cannabis using the New IP in Canada and other jurisdictions outside the United States, at a royalty-free rate for the duration of the patent (including any extension of the patent). Indoor Harvest will have exclusive royalty-free rights to cultivate cannabis using the New IP in the United States for the duration of the patent (including any extension of the patent) and will be provided rights to use the New IP in all jurisdictions, royalty-free, for the cultivation of all other species of cultivars, to specifically exclude cultivation of cannabis using the New IP. Indoor Harvest will only have rights to cultivate cannabis in the United States using the New IP. All of these rights are intended to be for commercial production of cultivars.

Indoor Harvest will be provided exclusive manufacturing rights for a period of 10 years on the New IP developed under the Agreement. All equipment manufactured by Indoor Harvest will be provided to Tweed by way of a "cost plus agreement" not to exceed 15% allowable for profit.

Both parties are responsible for the costs associated with meeting their obligations outlined in this Agreement. Under no circumstance, do Tweed's costs exceed those associated with the cost of plants, labor and general costs of production including water and electricity.  However, any costs related to third party laboratory analysis and testing of phytocannabinoids will be shared equally by both parties.

The Agreement is filed as an exhibit to this Form 8-K and should be referred to in its entirety for complete information concerning the Agreement.

Exhibits

10	Cannabis Production Pilot Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

INDOOR HARVEST CORP.

Date: December 22, 2014	By:	/s/ Chad Sykes
Chad Sykes
Chief Executive Officer and Director

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